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                               September 29, 2006


VIA FAX NO. 202.772.9210 AND FEDERAL EXPRESS
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Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN: Ms. Maryse Mills-Apenteng

RE:       iLinc Communications, Inc.
          Registration Statement No. 333-135623
          Request for Acceleration of Effective Date

Dear Ms. Apenteng:

         Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, on behalf of iLinc Communications, Inc. I request that the effective date of the Registration Statement on Form S-3 (No. 333-135623) be accelerated so that the Registration Statement will become effective on September 29, 2006 at 12:00 p.m. Eastern Daylight Time or as soon thereafter as practical.

         In addition, on behalf of the Company, I hereby acknowledge the following:

o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

o The Company may not assert comments of the staff, acting pursuant to delegated authority, or the declaration of the Registration Statement as effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call Jim Ryan at 214-953-5801 or me at 602-952-1200 with any questions or comments.

                                                     Sincerely,

                                                     /s/ James L. Dunn, Jr.

                                                     James L. Dunn, Jr.
                                                     Sr. Vice President,
                                                     General Counsel & CFO

cc: Jim Ryan, Jackson Walker L.L.P.